Exhibit 77C
Submission of Matters to a Vote of Security Holders

A special meeting of Credit Suisse Global Post-Venture
Capital Fund's shareholders was held on Febuary 3, 2006 and adjourned to March 3, 2006 and adjourned to March 10, 2006 to approve a sub-investment advisory agreement between the Fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (Credit
Suisse Japan). The results of the votes tabulated at the special meeting are reported below.

To approve a sub-investment advisory agreement with Credit Suisse Japan:

For 3,080,392.873 shares
Against: 206,864.638 shares
Abstain: 171,335.931 shares